UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27 )*

AutoZone, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
053332102
(CUSIP Number)

John G. Finley, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	053332102	PAGE	2	OF	16

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,296,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,296,168

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	3	OF	16

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		70,380

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,380

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	4	OF	16

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,945,220

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,945,220

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053332102	PAGE	5	OF	16

1	NAME OF REPORTING PERSON Acres Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,182,851

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,182,851

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	6	OF	16

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		70,380

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,380

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053332102	PAGE	7	OF	16

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,085,026

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,085,026

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	8	OF	16

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,912,867

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,912,867

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	053332102	PAGE	9	OF	16

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		20,956,103

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,956,103

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,956,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.0%

14	TYPE OF REPORTING PERSON

	IN

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURE

PAGE	10	OF	16
     This Amendment No. 27 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 27 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Institutional, Investors, Acres, RBSIM, RBS, Investments and Mr. Lampert are collectively defined in this Amendment as the “Filing Persons.” Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.
Item 4. Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:
     The Filing Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer. Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Filing Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”); may distribute Shares to various of their partners or may engage in any combination of the foregoing. Subject to applicable law, the Filing Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.
     From June 19, 2009 through June 23, 2009, the Filing Persons sold an aggregate of 454,153 Shares into the open market pursuant to Rule 144 under the Securities Act. In addition, on June 23, 2009, Acres distributed an aggregate of 2,578,742 Shares to its partners. Following these transactions, the Filing Persons continue to hold an aggregate of 20,956,103 Shares, which is approximately 39.0% of the Shares outstanding as of June 15, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 18, 2009.
     William C. Crowley, who is the President and Chief Operating Officer of Investments, is a Director of the Issuer. The Filing Persons currently intend to remain as significant shareholders of the Issuer.
     As a result of the Filing Persons’ ongoing review and evaluation of the business, the Filing Persons may continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value and may from time to time suggest potential directors who may or may not be employees of the Filing Persons.

PAGE	11	OF	16
     Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 20,956,103 Shares (approximately 39.0% of the 53,733,813 Shares outstanding as of June 15, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 18, 2009).

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE		SHARED	SOLE		SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
PERSON	OWNED		SHARES	POWER		POWER	POWER		POWER

ESL Partners, L.P.	20,956,103	(1)	39.0%	13,296,168		0	13,296,168		0

ESL Institutional Partners, L.P.	20,956,103	(1)	39.0%	70,380		0	70,380		0

ESL Investors, L.L.C.	20,956,103	(1)	39.0%	2,945,220		0	2,945,220		0

Acres Partners, L.P.	20,956,103	(1)	39.0%	3,182,851		0	3,182,851		0

RBS Investment Management, L.L.C.	20,956,103	(1)	39.0%	70,380	(2)	0	70,380	(2)	0

RBS Partners, L.P.	20,956,103	(1)	39.0%	17,085,026	(3)	0	17,085,026	(3)	0

ESL Investments, Inc.	20,956,103	(1)	39.0%	20,912,867	(4)	0	20,912,867	(4)	0

Edward S. Lampert	20,956,103	(1)	39.0%	20,956,103	(1)	0	20,956,103	(1)	0

(1)	This number consists of 13,296,168 Shares held by Partners, 70,380 Shares held by Institutional, 2,945,220 Shares held in an account established by the investment member of Investors, 3,182,851 Shares held by Acres, 843,638 Shares held by RBS, 574,610 Shares held by Investments, 21,720 Shares held by Mr. Lampert and 21,516 Shares held by the Edward and Kinga Lampert Foundation, of which Mr. Lampert is a trustee.

(2)	This number consists of 70,380 Shares held by Institutional.

PAGE	12	OF	16

(3)	This number consists of 13,296,168 Shares held by Partners, 2,945,220 Shares held in an account established by the investment member of Investors and 843,638 Shares held by RBS.

(4)	This number consists of 13,296,168 Shares held by Partners, 70,380 Shares held by Institutional, 2,945,220 Shares held in an account established by the investment member of Investors, 843,638 Shares held by RBS, 3,182,851 Shares held by Acres and 574,610 Shares held by Investments.

In addition, Mr. Crowley, the President and Chief Operating Officer of Investments and a Director of the Issuer, directly owns 310 Shares and options, which are not exercisable in the next 60 days, to purchase 6,526 Shares.
     (c) Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

PAGE	13	OF	16
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 23, 2009

ESL PARTNERS, L.P.
By:	RBS Partners, L.P., as its general partner
By:	ESL Investments, Inc., as its general partner
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.
By:	RBS Investment Management, L.L.C., as its general partner
By:	ESL Investments, Inc., as its manager
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INVESTORS, L.L.C.
By:	RBS Partners, L.P., as its managing member
By:	ESL Investments, Inc., as its general partner
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ACRES PARTNERS, L.P.
By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

PAGE	14	OF	16

RBS INVESTMENT MANAGEMENT, L.L.C.
By:	ESL Investments, Inc., as its manager
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

RBS PARTNERS, L.P.
By:	ESL Investments, Inc., as its general partner
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INVESTMENTS, INC.
By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

EDWARD S. LAMPERT
/s/ Edward S. Lampert
Edward S. Lampert

PAGE	15	OF	16
ANNEX A
RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF
AUTOZONE, INC.

	Date of	Nature of	Number of Shares of	Weighted Average
Entity	Transaction	Transaction	Common Stock	Price per Share
ESL Partners, L.P.	6/19/2009	open market sale	70,140	$156.73
ESL Partners, L.P.	6/19/2009	open market sale	34,403	$157.01
ESL Partners, L.P.	6/22/2009	open market sale	125,503	$156.07
ESL Partners, L.P.	6/23/2009	open market sale	32,954	$155.06
Account established by the investment member of ESL Investors, L.L.C.	6/19/2009	open market sale	15,537	$156.73
Account established by the investment member of ESL Investors, L.L.C.	6/19/2009	open market sale	7,620	$157.01
Account established by the investment member of ESL Investors, L.L.C.	6/22/2009	open market sale	27,800	$156.07
Account established by the investment member of ESL Investors, L.L.C.	6/23/2009	open market sale	7,299	$155.06
ESL Institutional Partners, L.P.	6/19/2009	open market sale	371	$156.73
ESL Institutional Partners, L.P.	6/19/2009	open market sale	182	$157.01
ESL Institutional Partners, L.P.	6/22/2009	open market sale	664	$156.07
ESL Institutional Partners, L.P.	6/23/2009	open market sale	174	$155.06
Acres Partners, L.P.	6/19/2009	open market sale	30,394	$156.73
Acres Partners, L.P.	6/19/2009	open market sale	14,907	$157.01
Acres Partners, L.P.	6/22/2009	open market sale	54,384	$156.07
Acres Partners, L.P.	6/23/2009	in-kind distribution to partners	2,578,742	not applicable
Acres Partners, L.P.	6/23/2009	open market sale	14,279	$155.06
RBS Partners, L.P.	6/19/2009	open market sale	4,450	$156.73
RBS Partners, L.P.	6/19/2009	open market sale	2,183	$157.01

PAGE	16	OF	16

	Date of	Nature of	Number of Shares of	Weighted Average
Entity	Transaction	Transaction	Common Stock	Price per Share
RBS Partners, L.P.	6/22/2009	open market sale	7,963	$156.07
RBS Partners, L.P.	6/23/2009	open market sale	2,091	$155.06
Edward S. Lampert	6/19/2009	open market sale	115	$156.73
Edward S. Lampert	6/19/2009	open market sale	56	$157.01
Edward S. Lampert	6/22/2009	open market sale	205	$156.07
Edward S. Lampert	6/23/2009	open market sale	54	$155.06
Edward and Kinga Lampert Foundation	6/19/2009	open market sale	113	$156.73
Edward and Kinga Lampert Foundation	6/19/2009	open market sale	56	$157.01
Edward and Kinga Lampert Foundation	6/22/2009	open market sale	203	$156.07
Edward and Kinga Lampert Foundation	6/23/2009	open market sale	53	$155.06